SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

RIGHTSIDE GROUP, LTD.

(Name of Subject Company)

RIGHTSIDE GROUP, LTD.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

76658B100

(CUSIP Number of Class of Securities)

Rick Danis

General Counsel

Rightside Group, Ltd.

5808 Lake Washington Blvd. NE, Suite 300

Kirkland, WA 98033

(425) 298-2500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Patrick J. Schultheis Jeana S. Kim Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, WA 98104 (206) 883-2500	Bradley L. Finkelstein Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01 and 9.01 of the Current Report on Form 8-K filed by Rightside Group, Ltd. on June 14, 2017 (including all exhibits attached thereto) is incorporated herein by reference.

This Schedule 14D-9 filing contains the following documents relating to transactions contemplated by the Agreement and Plan of Merger, dated as of June 13, 2017, among Rightside Group, Ltd., Donuts Inc., and DTS Sub Inc.:

•	Exhibit 99.1: Joint Press Release, dated June 14, 2017, entitled “Rightside and Donuts Announce Definitive Merger Agreement”

INDEX TO EXHIBITS

Exhibit Number	Description

99.1	Joint Press Release, dated June 14, 2017, entitled “Rightside and Donuts Announce Definitive Merger Agreement”